Exhibit 4.6

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

General

We are a company incorporated in the Cayman Islands as an exempted company and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association (the “MAA”), the Cayman Islands Companies Act and the common law of the Cayman Islands. Pursuant to the MAA, our authorized share capital is $30,100 divided into 300,000,000 Class A Ordinary Shares of a par value of $0.0001 each, no Class B Ordinary Shares, and 1,000,000 Zura preference shares of a par value of $0.0001 each. The following description summarizes certain terms of our shares as set out more particularly in the MAA. Because it is only a summary, it may not contain all the information that is important to you.

Class A Ordinary Shares

Our shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders.

The members of our Board of Directors serve until the next annual general meeting. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares eligible to vote for the appointment of directors and voting at the applicable meeting can appoint all of the directors. Subject to the rights of any holders of preference shares to appoint directors, the number of directors that shall constitute the Zura Board shall be as determined from time to time exclusively by the Zura Board.

Directors may only be removed for cause by a majority of the other directors then in office or by the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of Zura entitled to vote thereon, voting together as a single class.

Our shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

•

the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of the shares of each member;

•	whether voting rights are attached to the shares in issue;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Founder Shares

Founder Shares were outstanding JATT Acquisition Corp (“JATT”) Class B Ordinary Shares that automatically converted into Class A Ordinary Shares at the business combination’s closing on a one-for-one basis, subject to adjustment. The Founder Shares are henceforth identical to the other Class A Ordinary Shares, and holders of Founder Shares have the same shareholder rights as public shareholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below and (ii) the Founder Shares are entitled to registration rights.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to permitted transferees, each of whom will be subject to the same transfer restrictions) until the earlier of (A) six months after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the reported closing price of our Zura Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date, following the completion of the Business Combination, on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

Preference Shares

Our MAA provide that preference shares may be issued from time to time in one or more series. Our board of directors are authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors are able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A ordinary shares and could have anti-takeover effects. The ability of our board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preference shares outstanding at the date hereof, and do not expect to have any preference shares outstanding immediately following consummation of the Business Combination. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future. No preference shares were issued or registered in connection with the Business Combination.

Registration Rights

March 2023 Amended & Restated Registration Rights Agreement (“A&R Registration Rights Agreement”)

On March 20, 2023, in connection with and effective upon the consummation of the Business Combination, Zura, JATT Ventures, L.P. and certain other parties entered into the A&R Registration Rights Agreement at the Closing, pursuant to which they agreed to register for resale certain Class A Ordinary Shares and other equity securities that are held by parties thereto from time to time. The A&R Registration Rights Agreement includes customary demand and piggyback registration rights.

With certain limited exceptions, certain of our Class A Ordinary Shares held by parties to the A&R Registration Rights Agreement are not transferable, assignable or salable (except to permitted transferees, each of whom will be subject to the same transfer restrictions) until the earlier of

(A) six months after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the reported closing price of our Zura Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date, following the completion of the Business Combination, on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

April 2023 Private Placement

Under the terms of the subscription agreements entered into with the investors (the “2023 Subscribers”) in the April 2023 Private Placement (the “2023 PIPE Subscription Agreements”), the Company agreed to prepare and file, within 45 days after the closing of the April 2023 Private Placement (the “2023 Filing Deadline”), one or more registration statements (each a “2023 PIPE Registration Statement”) with the SEC to register for resale the Class A Ordinary Shares (the “2023 PIPE Shares”) issued under the 2023 PIPE Subscription Agreements and the Class A Ordinary Shares issuable upon exercise of the pre-funded warrants (the “2023 Pre-Funded Warrants”) issued to purchase up to 3,782,000 Class A Ordinary Shares (the “2023 Warrant Shares”) issued pursuant to the 2023 PIPE Subscription Agreements, and to cause the applicable 2023 PIPE Registration Statement(s) to become effective within a specified period after the 2023 Filing Deadline. The Company also agreed to use its best efforts to keep such 2023 PIPE Registration Statement effective until the earlier of (i) the date all 2023 PIPE Shares and 2023 Warrant Shares held by or issuable to a 2023 Subscriber may be sold under Rule 144 (“Rule 144”) promulgated under the Securities Act without being subject to any volume or manner of sale requirements, (ii) the date on which all 2023 PIPE Shares and 2023 Warrant Shares have actually been sold pursuant to Rule 144 or pursuant to the 2023 PIPE Registration Statement and (iii) the date which is two years from the date that the initial 2023

PIPE Registration Statement is declared effective (or any Additional Effectiveness Date (as defined in the 2023 PIPE Subscription Agreements), if applicable). The Company filed the 2023 PIPE Registration Statement and it was declared effective by the SEC on September 14, 2023.

April 2024 Private Placement

Under the terms of the subscription agreements entered into with the investors (the “2024 Subscribers”) in the April 2024 Private Placement (the “2024 PIPE Subscription Agreements”), the Company agreed to prepare and file, within 45 days after the closing of the April 2024 Private Placement (the “2024 Filing Deadline”), one or more registration statements (each a “2024 PIPE Registration Statement”) with the SEC to register for resale the Class A Ordinary Shares (the “2024 PIPE Shares”) issued under the 2024 PIPE Subscription Agreements and the Class A Ordinary Shares issuable upon exercise of the pre-funded warrants (the “2024 Pre-Funded Warrants” and, together with the 2023 Pre-Funded Warrants, the “Pre- Funded Warrants”) issued to purchase up to 18,732,301 Class A Ordinary Shares (the “2024 Warrant Shares”) issued pursuant to the 2024 PIPE Subscription Agreements, and to cause the applicable 2024 PIPE Registration Statement(s) to become effective within a specified period after the 2024 Filing Deadline. The Company also agreed to use its best efforts to keep such 2024 PIPE Registration Statement effective until the earlier of (i) the date all 2024 PIPE Shares and 2024 Warrant Shares held by or issuable to a 2024 Subscriber may be sold under Rule 144 (“Rule 144”) promulgated under the Securities Act without being subject to any volume or manner of sale requirements, (ii) the date on which all 2024 PIPE Shares and 2024 Warrant Shares have actually been sold pursuant to Rule 144 or pursuant to the 2024 PIPE Registration Statement and (iii) the date which is two years from the date that the initial 2024 PIPE Registration Statement is declared effective (or any Additional Effectiveness Date (as defined in the 2024 PIPE Subscription Agreements), if applicable). The Company filed the 2024 PIPE Registration Statement on May 24, 2024, which was subsequently declared effective by the SEC on June 3, 2024.

Dividends

We have not paid any cash dividends on our ordinary shares to date and do not expect to pay cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon our ability to comply with relevant legal requirements as well as our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of the Zura Board. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent

The transfer agent for our Class A Ordinary Shares is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Listing of Our Securities

Our Class A Ordinary Shares are listed on Nasdaq under the symbol “ZURA”.

Extraordinary General Meeting of Shareholders

Our MAA provide that the directors, the chief executive officer or the chairman of the board of directors may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition not less than 10% in par value of the issued shares which as at that date carry the right to vote at general meetings of the Company.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our MAA provide that shareholders seeking to bring business before our annual general meeting, or to nominate candidates for election as directors at our annual general meeting, must provide timely notice of their intent in writing. To be timely, a shareholder’s notice will need to be delivered to our principal executive offices not less than 120 calendar days before the date of the proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if we did not hold an annual general meeting in the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by our board of directors with such deadline being a reasonable time before we begin to print and send the related proxy materials. Our MAA also specify certain requirements as to the form and content of a shareholders’ meeting. These provisions may preclude our shareholders from bringing matters before our annual general meeting or from making nominations for directors at our annual general meeting.

Authorized but Unissued Shares

Our authorized but unissued Zura Class A Ordinary Shares and preference shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Zura Class A Ordinary Shares and preference shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.